WORLD MONITOR TRUST II—SERIES D

STATEMENT OF OPERATIONS

For the period from November 29, 2003 to December 26, 2003

Revenues:
Realized gain on commodity transactions	$2,290,220
Change in unrealized commodity positions	(2,255,568)
Interest income	17,974

52,626

Expenses:
Commissions	105,206
Incentive fees	(24,402)
Management fee	22,216
Other transaction fees	6,986
Other expenses	11,163

121,169

Net loss	$(68,543)

STATEMENT OF CHANGES IN NET ASSET VALUE

For the period from November 29, 2003 to December 26, 2003

	Total	Per Interest
Net asset value at beginning of period (196,871.293 interests)	$23,064,463	$117.16
Net loss	(68,543)
Redemptions	(207,289)

Net asset value at end of period (195,096.685 interests)	$22,788,631	116.81

Change in net asset value per interest		$(0.35)

Percentage change		(0.30)%

I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to World Monitor Trust II—Series D is accurate and complete.

PRUDENTIAL SECURITIES FUTURES MANAGEMENT INC.

by: Ronald J. Ivans

Chief Financial Officer

Alternative Investment

Strategies

WORLD MONITOR TRUST II—SERIES D

MONTHLY REPORT/

DECEMBER 26, 2003

WORLD MONITOR TRUST II—SERIES D

Dear Interest Holder:

Enclosed is the report for the period from November 29, 2003 to December 26, 2003 for World Monitor Trust II—Series D (“Series D”). The net asset value of a unit as of December 26, 2003 was $116.81, a decrease of 0.30% from the November 28, 2003 value of $117.16. The calendar year-to-date return for Series D was an increase of 26.75% as of December 31, 2003. Additionally, the return for the quarterly period from September 27, 2003 to December 26, 2003 was an increase of 7.28%.

Quarterly Market Overview

In the U.S., the fourth quarter of 2003 exhibited continued economic expansion, albeit at a slower pace from the third quarter. The gross domestic product grew four percent, down from a record 8.2% in the third quarter. U.S. family wealth rose to levels not seen since the stock market peaked in 2000. The recovery was supported by a rebound in stocks and rising home values, which, in turn, fueled consumer spending. Spending on home building and other residential projects rose 10.6%. Encouraged by the strong housing market and 45-year low interest rates, the pace of U.S. construction spending in November climbed to its highest level in 20 years. Manufacturing activity also surged on big gains in new orders and factory employment. However, in December, manufacturing expansion in the Midwest cooled as orders fell and inventories shrank. Businesses continued to invest in equipment and software but less than they had in the third quarter. While growing optimism about the overall health of the economy resulted in increases in consumer confidence in October and November, consumer confidence fell in December on the back of continuing job market fears. The job market, considered to be the worst in 20 years, improved slightly in the fourth quarter, but job and wage growth remained anemic. More than 300,000 people gave up their search for jobs and dropped out of the pool of available workers. Manufacturing continued a 41-month slide by losing 26,000 jobs. December marked the fifth consecutive month of payroll gains, but increases have been minimal because companies remain hesitant to take on the added costs of hiring new full-time workers. Although inflation was not a cause of worry in the fourth quarter of 2003, investors fretted about the large U.S. deficits in the federal budget and current account, geopolitical instability, discovery of mad cow disease in the U.S., resurgent protectionism, continued terrorist attacks against the U.S., the weak dollar, and the possibility that Asian central banks could choose to reduce their huge dollar holdings and further diversify their reserves into other currencies.

Global economies piggybacked on the economic recovery in the U.S. and enjoyed positive growth in the last quarter of 2003. World growth picked up significantly in the fourth quarter, with growth measures showing the major developed economies expanding at a 3.5% rate as a group, up from 2.4% in the third quarter. The improvement came about as monetary policy remained very loose and equity markets continued to rise. Asian and Latin American economies grew in the last quarter as the demand for resources increased worldwide and the weak dollar supported purchasing power. Brazil’s new president, Luiz Inacio Lula de Silva, proved he was able to manage the region’s biggest economy, while low interest rates and strengthening investor confidence led to a rebound for Argentina’s economy. Japan’s economy marked its eighth consecutive quarter of growth due to an improvement in corporate profits, increased capital investment, and a reformed financial sector, although joblessness in Japan remained high. Despite the rise in the euro, which curtailed growth and profit prospects, European economies appeared to be creeping out of a recession.

Indices: The three major U.S. market gauges (Dow Jones Industrial Average, S&P 500 and NASDAQ) boasted a third consecutive quarter of gains after three years of declines, ending the year in solidly positive territory for the first time since 1999. The rally was fueled by tax cuts, a weak U.S. dollar, lean inventories, low interest rates, and reallocation to riskier assets. Global markets soared as money poured in at rates not seen in a decade due to stronger expectations for economic growth coupled with growing profitability for companies. Not just a U.S. theme, global equity markets responded favorably to the rise in corporate profits and accommodative monetary policies of central and world banks. Latin American markets enjoyed sizzling growth boosted by higher commodity prices. Optimism and investments continued to grow in Asia as Japan progressed on changes in its banking and financial sectors, South Korea strengthened exports, and China emerged as an aggressive importer and exporter. European indices ended the year positive. The rise in Europe was not as high as the rise in the U.S. because of the surging euro which made European products more expensive and pinched corporate bottom lines.

Interest rates: Government bonds under performed this quarter as investors sought riskier assets due to gains in GDP, consumer confidence, manufacturing and employment. The U.S. Federal Reserve maintained its target for the federal funds rate at one percent at its October and December meetings. European and Asian Central Banks followed suit. The threat of increased interest rates depressed bond prices as an improved global economy created upward pressure resulting in market fluctuations and increased volatility. Interest rates in the U.S., G7 nations and Australia fell for most of December with U.S. Treasury prices ending the year up based on soft economic reports.

Currencies: The U.S. dollar declined in the fourth quarter of 2003. Despite the strong growth exhibited in the third quarter, the best in 20 years, the dollar began a new significant decline against both the euro and the Japanese yen. Investors shifted away from dollar-denominated assets over concerns about the increase in the U.S. Federal budget and current account deficit, resurgence of protectionism, the continued risk of terrorist attacks, the current administration’s welcoming of a weaker U.S. dollar to boost exports and increase jobs, and poor economic data released at the end of December. The weakened dollar played a major role in the markets throughout 2003. The Iraq War and the general weakness of the U.S. economy led to a 17% depreciation of the dollar against the euro since the beginning of the year with a 7.5% drop over the last quarter. The U.S. dollar reached a three-year low against the Japanese yen and an 11-year low against the British pound.

Energies: Energy prices for the fourth quarter experienced volatile but upward trending conditions. China’s demand for crude oil, falling U.S. inventories and the Organization of Petroleum Exporting Countries’ (OPEC) decision to cut output quotas due to the weak dollar resulted in crude oil rising to its highest closing price in nine months. An early cold snap and snowstorms in the Northeast led to a surge in natural gas prices.

Metals: Throughout 2003, metal prices have risen between approximately 15% and 115% on the back of increased world demand and concerns about poor global inventory levels. Investors and speculators purchased precious metals as a way to hedge against the declining dollar. Gold crossed the threshold of $400 an ounce for the first time in seven years while silver reached a five and a half-year high and increased 24% for the year. China’s voracious appetite for industrial metals moved prices up and copper reached a six-year high due to short-term supply disruptions.

Quarterly Performance of Series D

The following is a summary of performance for the major sectors in which the Series D traded:

Currencies (+): The U.S. dollar fell to record lows against all major currencies benefiting long Australian dollar, Canadian dollar and euro positions.

Metals (+): High global demand for industrial metals and short-term supply disruptions resulted in a six-year high due to copper prices. Long copper positions led to net gains. Gold reached an eight-year high leading to net gains for long gold positions.

Indices (+): Long German DAX, Spanish and Italian stock index positions resulted in net gains as U.S. and major global stock markets rose for the third consecutive quarter.

Interest rates (–): As a result of improved world economic growth, bond prices declined in every major developed bond market resulting in market fluctuations and increased volatility. Losses were incurred in long European and Canadian bond positions.

Effective February 2004, Brian J. Martin has been elected by the Board of Directors of Prudential Securities Futures Management Inc. as President and Director replacing Eleanor L. Thomas.

Prudential Securities Group Inc. (“PSG”), a wholly-owned subsidiary of Prudential Financial, Inc., is in the process of reorganizing its business structure. The commodities/futures operation of PSG’s business enterprise was carried on by Prudential Equity Group, Inc. (“PEG”, which was formerly known as Prudential Securities Incorporated), Series D’s selling agent and clearing broker and a wholly-owned subsidiary of PSG. At the close of business on December 31, 2003, PSG transferred the commodity brokerage, commodity clearing and derivative operations previously performed by PEG to another PSG wholly-owned subsidiary, Prudential Financial Derivatives, LLC (“PFD”). In connection with this transfer, PEG assigned to PFD its brokerage obligations to Series D. Like PEG, PFD is registered as a futures commission merchant under the Commodity Exchange Act and is a member of the NFA.

All references to PEG in its capacity of futures commission merchant in Series D’s prospectus should now be read as referring to PFD. The general partner and sponsor of Series D will remain the same.

The estimated net asset value per interest as of January 29, 2004 was $116.59. Past performance is not necessarily indicative of future results.

Should you have any questions, please contact your Wachovia Securities Financial Advisor. For account status inquiries, contact Prudential Financial Client Services at (212) 778-2443.

Sincerely yours,

Brian J. Martin

President and Director

PRUDENTIAL SECURITIES

FUTURES MANAGEMENT INC.

Please note that the value which appears on your Wachovia Securities statement is an estimated value at calendar month-end. The actual value as of the last Friday of the month is contained in this report.